Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

February 14, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Lyrical U.S. Value Equity Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Ms. Cathy Gordon of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Post-Effective Amendment No. 18.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

Risk/Return Summary

Principal Investment Strategies (p. 4)

COMMENT 1:
The second sentence of the second paragraph states: “The Adviser defines mid-capitalization and large-capitalization companies as companies with a total market capitalization of $2 billion or more at the time of purchase.”  Include a definition of mid-capitalization company since the Prospectus provides only the upper capitalization limit for both mid- and large-capitalization companies.

RESPONSE:	The second sentence has been revised to read:

“The Adviser defines mid-capitalization companies as companies with a total market capitalization of between $2 and $10 billion at the time of purchase and large-capitalization companies as companies with a total market capitalization of greater than $10 billion at the time of purchase.”

The corresponding sentence on page 8, under the heading “Investment Objective, Investment Strategies and Related Risks”, has also been similarly revised.

Historical Performance of the Adviser’s U.S. Value Equity Style Private Accounts (p. 13)

COMMENT 2:
The third sentence of the third paragraph states: “The Accounts are valued monthly and periodic returns are geometrically linked.”  Provide a plain English definition of the term “geometrically linked”.

RESPONSE:	The sentence has been revised and now reads as follows:

“The Accounts are valued monthly and periodic returns are geometrically linked, which is a method of compounding separately calculated periodic returns.”

How to Redeem Shares

Through Your Broker or Financial Institution (p. 20)

COMMENT 3:
In the third sentence of the paragraph, the Prospectus states: “The Fund normally calculates its NAV as of 4:00 p.m., Eastern time.”  Either remove the qualifier “normally” or explain when NAV calculation would otherwise occur.

RESPONSE:	The sentence has been revised and now reads as follows:

“The Fund calculates its NAV as of the close of regular trading on the NYSE (generally 4:00 p.m. Eastern time).”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Non-Fundamental Restriction (pp. 9-10)

COMMENT 4:
The second sentence of the first paragraph states: “Under normal circumstances, the Fund may not invest knowingly more than 15% of its net assets (at the time of investment) in illiquid securities . . .”  Revise this disclosure to state that the Fund may not invest more than 15% of its net assets in illiquid securities.  The third and fourth sentences also need to be revised to accurately disclose that a mutual fund may hold no more than 15% of its net assets in illiquid securities.  See, Letter from Jack W. Murphy, Associate Director and Chief Counsel, Division of Investment Management, U.S. Securities and Exchange Commission, to Paul Schott Stevens, General Counsel, ICI (May 26, 1995) and Investment Company Act Release No. 18612 (March 12, 1992).

RESPONSE:	The first paragraph has been revised and now reads as follows:

“NON-FUNDAMENTAL RESTRICTIONS.  The following investment limitation is not fundamental and may be changed by the Board without shareholder approval.  The Fund may not invest more than 15% of its net assets in illiquid securities.  Securities qualifying for resale under Rule 144A under the Securities Act of 1933, as amended (“Rule 144A”), determined by the Adviser to be liquid, subject to the oversight of the Board, shall not be deemed to be ‘illiquid securities.’”

COMMENT 5:
The second paragraph states: “With respect to the ‘fundamental’ and ‘non-fundamental’ investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net asset will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase) . . .”.  Revise this disclosure to reflect that a mutual fund may hold no more than 15% of its net assets in illiquid securities.

RESPONSE:	The paragraph has been revised and now reads as follows:

“With respect to the ‘fundamental’ and ‘non-fundamental’ investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase); provided, however, that the treatment of the fundamental restrictions related to borrowing money and issuing senior securities and the non-fundamental restriction related to illiquid securities are exceptions to this general rule.”

Investment Adviser (p. 19)

COMMENT 6:
The second sentence of the third paragraph states: “The Adviser is responsible for investment decisions, and provides the Fund with a portfolio manager to execute purchases and sales of securities.”  The portfolio manager does not execute Fund’s purchases and sales of securities, which is a broker-dealer function.  Revise the sentence to more accurately reflect a portfolio manager’s role in managing the Fund.

RESPONSE:	The sentence has been revised and now reads as follows:

“The Adviser is responsible for managing the Fund’s investment portfolio, and provides the Fund with a portfolio manager to determine purchases and sales of portfolio securities on behalf of the Fund.”

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary